Liquidnet, Inc.
Notes to Statement of Financial Condition
December 31, 2015

1.   Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) which has operating affiliates based in the United Kingdom, Canada, Hong Kong, Japan, Australia and Cyprus. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity and fixed income securities. The Company: (i) facilitates trading of equity securities by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades; (ii) provides trading desk and algorithmic trading services; (iii) facilitates trading of fixed income securities using a brokerage trading system developed by its Cyprus affiliate; and (iv) engages in other financial services business activity, including commission management, transaction cost analysis and capital markets.

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims exemption from the provisions of Rule 15c3-3, pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934. All trades are cleared through either J.P. Morgan Clearing Corp., Goldman Sachs Execution and Clearing LP, or Pershing LLC.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with one financial institution. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that exceed deposit insurance limits.

Cash Segregated for Commission Management Programs
The Company held approximately $31.4 million in segregated accounts at several financial institutions for the exclusive benefit of customers of the commission management programs (see note 3)

Marketable Securities

Marketable securities held by the Company are reported at fair value. Marketable securities are subject to fluctuations based on changes in interest rates and market prices.

While it is not the intention of the Company to hold securities, on occasion, the Company may hold securities for a temporary period. The Company typically unwinds the position the next business day. When these circumstances occur, the Company may execute a hedge in order to minimize the financial risk and exposure in unwinding the position. There were no securities held at December 31, 2015.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Recent Accounting Pronouncements

Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, was issued on May 28, 2014. The guidance establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing and uncertainty of revenues and related cash flows. The guidance supersedes most of the current revenue recognition requirements.

ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, was issued on August 12, 2015 which deferred the effective date of the guidance to annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this guidance, if any, including the method of implementation, impact on its financial position.

3. **Commission Management Programs**

The Company allows customers to enter into Commission Sharing Arrangements (CSA) which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments and/or receive a credit based upon commissions paid to the Company.

The Company accepts commission sharing credits from third-party brokers. Under the commission management programs, customers direct third-party brokers to transfer a portion of customer trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the statement of financial condition. Cash received from third-party brokers is segregated by the Company until payments are made by the Company to investment research providers.

Commission management liabilities of $30.6 million were supported by cash receipts which were segregated for their settlement. The remaining $13.0 million of commission management liabilities were unfunded.

4. Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist of the following (in thousands):

Commissions receivable	$ 2,598
Deposits	6,581
Due from clearing organizations	9,179
Receivable from brokers (See note 3)	11,891
Total	$21,070

In accordance with the clearing agreements, the clearing organizations have the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organizations, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organizations. At December 31, 2015, the Company has recorded no liabilities with regard to this right.

Receivables from brokers, dealers and clearing organizations are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

5. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services. The Parent provides the Company the right to use its electronic institutional brokerage trading system, which is developed, maintained and serviced by the Parent, and charges a fee based upon the Company's sales or earnings. The Parent also provides administrative services to the Company and charges a fee based upon the cost of employee time dedicated to the Company and for direct and indirect out of pocket costs incurred on behalf of the Company.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as fees for services performed by the Company.

During the year, the Company paid to the Parent $35.0 million of dividends, of which $8.9 was a return of capital.

6. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was $43.8 million, which was $42.1 million in excess of its minimum

requirement of $1.7 million. The ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.58 to 1.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

7.   **Equity Based Compensation**

In May 2012 the Parent created a new omnibus equity awards plan (2012 Plan), with the ability to grant multiple types of equity based awards to employees, officers and directors of the Company. Currently, the Parent has outstanding granted Options, Restricted stock units (RSUs) and Performance Share Units (PSUs). All equity awards are valued at grant date and the expense is recognized over the vesting period, generally for one to six years. As of December 31, 2015, 26.8 million shares are available for issuance.

Restricted Stock Units

RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested, each RSU can be exchanged into one share of common stock. Shares become unrestricted six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to the Parent's RSUs is set forth below:

	RSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2015	5,285,609	$ 1.84
Granted	2,165,082	$ 1.80
Vested	(842,811)	$ 2.51
Forfeited	(502,643)	$ 1.85
Nonvested as of December 31, 2015	6,105,237	$ 1.74

The weighted average grant date fair value of RSUs granted was $1.80 per award for the year ended December 31, 2015.

Performance Share Units

PSUs are similar to RSUs once vested in three years, but the actual amount of units that will vest and convert into shares is contingent upon the Parent's performance. Performance targets for the 2014 and 2015 grants are based upon the 2016 and 2017 year-end financial results for both revenue and adjusted EBITDA, respectively, as defined in the credit agreement with the lenders that are party to the term loan agreement of the Parent. PSUs are initially granted at full value, assuming both criteria will be met to achieve a full 100% vesting. Expense recognition follows the estimated amount of awards that will vest at a given point in time.

PSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested, each PSU is exchangeable into

one share of common stock. Shares become unrestricted six months after they become fully vested. PSUs are not entitled to dividends until vested.

Activity related to the Parent's PSUs is set forth below:

	PSUs Outstanding	Weighted Average Grant Date Fair Value	
Nonvested as of January 1, 2015	1,825,000	$	2.00
Granted	3,910,700	$	1.80
Vested	-	$	-
Forfeited	(225,681)	$	1.90
Nonvested as of December 31, 2015	5,510,019	$	1.86

The weighted average grant date fair value of PSUs granted was $1.80 per award for the year ended December 31, 2015.

Stock Options

Options granted become exercisable upon vesting, generally one to six years after the date of grant and are subject to continued employment or association with the Parent through the applicable vesting dates.

Activity related to the Parent's options is set forth below:

		Weighted Average		
	Options Outstanding	Exercise Price	Remaining Term (years)	Aggregate Intrinsic Value
				(in millions)
Outstanding as of January 1, 2015	24,318,623	$ 2.66	7.5	
Granted	5,017,700	$ 1.80		
Exercised	-	$ -		
Forfeited	(2,161,279)	$ 3.93		
Outstanding as of December 31, 2015	27,175,044	$ 2.40	7.2	$ 0.88
Exercisable as of December 31, 2015	13,116,469	$ 2.91	5.7	$ 0.24

The weighted average grant date fair value of options granted was $0.94 for the year ended December 31, 2015. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	47.0%
Expected dividends	0.0%
Risk-free rate	2.1%
Expected term (years)	7.50

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin Nos. 107 and 110.

8.   Income Taxes

As of December 31, 2015, the Company has net deferred tax assets of $5.8 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

9.   Fair Value Measurements

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The following table summarizes the fair value of the Company's financial assets at December 31, 2015.

	Level 1	Level 2	Level 3
Cash equivalents	$ 31,232	$ -	$ -
Receivables from brokers, dealers and clearing organizations:			
Money Market Fund	5,000		
Total	$ 36,232	$ -	$ -

All other financial instruments are short term in nature and the carrying amount reported on the Statement of Financial Condition approximates fair value.

10.   Employee Benefit Plan

The Company's eligible employees participate in a defined contribution 401(k) plan sponsored by the Parent, which is a tax-qualified retirement plan subject to ERISA. Employees are eligible to participate in the plan following their first six months of employment. The Company matches 100% of employee pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to the limitations under the Internal Revenue Code.

11.   Commitments and Contingencies

On May 22, 2014, the Parent entered into a $175 million senior secured first-lien term loan. The credit facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interest in the Company, of which the enforcement of the pledge is subject to regulatory approval.

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the

actual cost could be significantly higher or lower than the amounts reserved. The Company accrues for contingencies when the amount is estimable and probable.

12. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on experience, the Company expects the risk of material loss to be remote and therefore no liability has been recorded.

13. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2015 for items that should potentially be recognized or disclosed in this financial statement. The evaluation was conducted through the date this financial statement was issued.